Exhibit 1.01

Conflict Minerals Report 2016 Vodafone Group Plc

Vodafone Conflict Minerals Report This Conflict Minerals Report for the year ended 31 December 2016 is presented by Vodafone Group Plc (‘Vodafone’ or ‘the Company’) in accordance with Rule 13p-1 (the ‘Rule’) under the U.S. Securities Exchange Act of 1934 (the ‘Exchange Act’). The Rule applies to companies required to file reports with the U.S. Securities and Exchange Commission (the ‘SEC’) under Section 13(a) or 15(d) of the Exchange Act if any of the products they manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of the product (‘in-scope products’). As defined by the content requirements of SEC Company overview Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 17 markets. As of 31 March 2017 Vodafone had 515.7 million mobile customers and 17.9 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. Vodafone generated revenues of €48 billion in the financial year ended 31 March 2017. Vodafone’s American Depositary Shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’). The Company is subject to the NASDAQ listing rules and files reports with the SEC under Section 13(a) of the Exchange Act. Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets and other devices, to customers. In addition, the Company’s Vodafone Automotive business sells products such as antitheft, parking assistance and telematics systems to vehicle manufacturers. Vodafone Automotive was acquired in 2014 and, in accordance with the timeline set out by the Rule, it was included in the Company’s conflict minerals due diligence activities, and in this report, for the first time in the 2016 calendar year. Vodafone Automotive includes a small technology device manufacturing operation – based in Italy – and many of the products sold by this part of the business are manufactured by Vodafone. Form SD, ‘conflict minerals’ include cassiterite, columbite-tantalite (coltan), wolframite and/or gold, and the metals derived from these minerals – tin, tantalum, tungsten and gold respectively (each a ‘3TG’ metal). Please refer to the requirements of SEC Form SD for definitions of many of the terms used in this report, including ‘Covered Countries’ (Democratic Republic of the Congo (‘DRC’) or an adjoining country). 1 Vodafone Group Plc Conflict Minerals Report 2016

With the exception of Vodafone Automotive, the products sold by Vodafone are not manufactured by the Company but are purchased from suppliers. In some cases, Vodafone contracts to manufacture products from suppliers. A product that Vodafone contracts to manufacture is one where Vodafone specifies terms to the supplier that give the Company a limited degree of influence over the manufacturing of the product, such as certain aspects of the materials, parts or components to be included in the product. Products that Vodafone contracts to manufacture are made by Original Design Manufacturers that design and manufacture Vodafone-branded products to the Company’s specifications. Of the billions of euros Vodafone spends each year with many thousands of suppliers, products identified as in-scope products according to the Rule (see Applicability below) only account for a small proportion (less than 1%) of the Company’s total expenditure on electronic equipment. Electronic products contain numerous components that may contain one or more of the 3TG metals. For example, tin is often used as a soldering material for electronic components, and gold and tantalum are typically used in components such as connectors or capacitors. These metals come from many different smelters and refiners. Both the smelters and refiners, and the mines from which minerals are originally sourced, are many steps away from Vodafone in the supply chain. Applicability Vodafone conducted an analysis of procurement and manufacturing activities to identify (i) product categories likely to include products that contain 3TG metals and (ii) whether such products were likely to be ones that Vodafone contracts to manufacture (or, in the case of Vodafone Automotive products, manufactures) and are therefore in-scope products. For Vodafone Automotive products, the Company also checked whether components are listed as including 3TG metals on the Automotive industry’s International Material Data System. The total number of in-scope products has therefore significantly increased from 60 in the year ended 31 December 2015 with the inclusion of the Vodafone Automotive business in the Company’s conflict minerals reporting for the first time. The Company sourced in-scope products, or components for in-scope products, from 108 suppliers (‘in-scope suppliers’) in the year ended 31 December 2016. • Structured internal management to support supply chain due diligence – Overall accountability for implementation of the policy lies with the Company’s Group Chief Commercial Operations and Strategy Officer, who sits on Vodafone’s Group Executive Committee. The policy is overseen by Vodafone’s Group Product & Services Director, who leads the function responsible for sourcing mobile phones, tablets, set-top boxes and other such devices. Implementation of due diligence activities is supported by representatives from the Group’s corporate functions that provide legal and subject matter expertise as well as Vodafone’s procurement teams that manage relationships with in-scope suppliers. Established a system of controls and transparency over the mineral supply chain – Vodafone has established a process to identify in-scope suppliers. The Company has inserted a clause on conflict minerals in new contracts with in-scope suppliers, as well as revising existing contracts with in-scope suppliers to include such a clause. For some suppliers of Vodafone Automotive products and components, the revision of contracts will not be completed until the Company next submits an order from them. The clause requires each supplier to use its best endeavours to determine the origin of conflict minerals by using an internationally recognised due diligence framework (the OECD Framework). In addition, identified in-scope suppliers are required to complete Due diligence framework In accordance with the Rule, Vodafone carried out a ‘Reasonable Country of Origin Inquiry’ (‘RCOI’) and due diligence process to determine the origin of 3TG metals used in its in-scope products. The due diligence process was designed to conform with the internationally recognised framework set out in the Organisation for Vodafone identified seven types of product categories which it considered likely to include in-scope products: (i) selected handsets purchased from Original Design Manufacturers; (ii) connected home devices (i.e. routers, modems, set-top boxes and femtocells); (iii) datacards (i.e. mobile broadband dongles); (iv) ‘Internet of Things’ (IoT) tracker devices; (v) vehicle antitheft systems, such as alarm sirens and intrusion sensors; (vi) parking assistance products, such as sensors and electronic units that assist drivers in parking their vehicles; and (vii) telematic control units for vehicles, such as tracking systems based on GSM and GPS technologies. Through this applicability assessment, Vodafone identified 54 in-scope products that were purchased or technically accepted (the point at which Vodafone operating companies can begin ordering products from suppliers and selling them on to customers) by the Company during the year ended 31 December 2016. In addition, 57 product types1 sold by Vodafone Automotive were identified as in scope. • Economic Co-operation and Development (‘OECD’) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (‘OECD Framework’). Consistent with the OECD Framework, Vodafone’s due diligence process included the five steps outlined below. Step 1: Establish Company management systems Vodafone has taken steps to establish Company management systems in line with Step 1 of the OECD Framework. These are summarised below. • Adopted a policy – Vodafone has established a policy related to the sourcing of conflict minerals. 1 Products with small variations (colour, software, etc.) have been counted as one product type. All of the components of those products have been included within the conflict minerals due diligence. 2 Vodafone Group Plc Conflict Minerals Report 2016

the Conflict-Free Sourcing Initiative (‘CFSI’) Conflict Minerals Reporting Template (the ‘CMRT’) on an annual basis. The CFSI is an industry initiative that Vodafone participates in to support the collection of information, increase transparency and establish a chain of custody over the mineral supply chain, as explained later. The CMRT is designed to identify the smelter/refiner(s) from which any 3TG in each in-scope product is sourced. Strengthened engagement with suppliers – Vodafone has engaged continually with all in-scope suppliers that have been part of the Company’s conflict minerals programme for a number of years. That engagement has included sharing best practice advice on how to complete the CMRT and the application of lessons learned from the previous year’s disclosure process. – In addition, the Company is engaging with in-scope suppliers that joined its conflict minerals programme following the acquisition of Vodafone Automotive. Activities include raising awareness of the Group’s processes and requirements; updating contracts and confirming that each supplier has signed Vodafone’s contract clause related to conflict minerals (with the exception of Vodafone Automotive suppliers whose existing contracts will be revised in due course, as described above); helping suppliers understand how to meet the requirements of this contract clause; sharing best practices on completing the CMRT; providing training on conflict minerals for some suppliers; and responding to suppliers’ questions on conflict minerals reporting with a dedicated point of contact within Vodafone. Provided a Company-level grievance mechanism – Vodafone’s established Speak Up process (as • outlined in the Company’s Code of Conduct) can be used by employees, contractors, suppliers’ employees or contractors, business partners or any other individual or organisation with concerns to report, anonymously if they prefer, allegations of illegal or unethical practices or breaches of Vodafone’s Code of Conduct and policies, including those related to conflict minerals. • Step 2: Identify and assess risks in the supply chain Vodafone undertook the following measures to identify and assess conflict mineral risk in its supply chain: • requested that all 108 suppliers of in-scope products (identified through the applicability assessment outlined above) complete the CMRT; analysed supplier responses to the CMRT and followed up with suppliers to assess risk where any ‘red flags’ were raised; and compared smelters and refiners identified in supplier responses with the CFSI list of certified Conflict-Free Smelter Program • • (‘CFSP’) compliant smelters2. 2 Smelters and refiners are CFSP-compliant when they comply with the CFSP assessment protocols in two annual successive CFSP audits. 3 Vodafone Group Plc Conflict Minerals Report 2016

Step 3: Design and implement a strategy to respond to identified risks Measures taken by Vodafone to design and implement a strategy to respond to identified risks as part of the Company’s due diligence process include: Step 4: Carry out independent third-party audits of smelter and refiner due diligence practices Vodafone does not directly purchase raw minerals, ores or 3TG and is many steps removed from the mines, smelters and refiners that supply the minerals, ores and 3TG contained in the Company’s products. Vodafone’s due diligence efforts therefore rely on cross-industry initiatives, such as the CFSI, to conduct audits of smelters’ and refiners’ due diligence practices. Step 5: Report annually on supply chain due diligence In accordance with the Rule and the OECD Framework, this report is publicly available online here. In the fourth year of reporting, there have been improvements in the completeness and accuracy of data provided by in-scope suppliers. These improvements have resulted in year-on-year variations in the metrics noted in the table below, as data quality and transparency have improved. Approximately 71% of in-scope suppliers have identified all smelters supplying 3TG in their supply chain and around two-thirds (64%) of the smelters are certified as CFSP-compliant. Vodafone will continue engaging with suppliers to improve the completeness and quality of information provided as outlined below. The CMRT responses received by Vodafone covered 100% of in-scope products. Although the data provided by suppliers continues to improve, there are still gaps in the information provided where sub-tier suppliers have failed to provide details for all components. Responses from suppliers showed that there are still significant challenges relating to information about the smelters and refiners from which 3TG was sourced, as this information is often unavailable, incomplete or potentially erroneous. Excluding Vodafone Automotive, all suppliers submitted data on a product level, reporting on the 3TG smelters and refiners used specifically for the products that Vodafone contracted each supplier to manufacture. Based on these suppliers’ responses, the Company determined that 3TG metals in 31 of 54 in-scope products (57%) in the 2016 calendar year (excluding Vodafone Automotive) are sourced from smelters that are either certified as CFSP-compliant or are on the list of CFSP-active smelters. This has increased from 19 of the 60 in-scope products (32%) in the 2015 calendar year. Almost all Vodafone Automotive suppliers submitted data on a company level rather than a product level, reporting on the 3TG smelters and refiners used for all the products or components they manufacture. Vodafone is engaging with suppliers to provide CMRT information on smelters and refiners at product level as part of the Company’s commitment to continuous improvement in conflict minerals due diligence, as described below. The data in the table on the next page shows what Vodafone has ascertained on the basis of the responses received from suppliers. Please note, for categories marked with an asterisk (*) the ‘Vodafone Group’ figure removes any duplication between ‘Vodafone Group excluding Automotive’ and ‘Vodafone Automotive’. As such, the percentages may be lower as a total than either of the segments if calculated separately. • reviewing supplier responses to the CMRT and following up with suppliers to request clarification or more complete responses, where necessary; engaging with suppliers where any ‘red flags’ were raised to discuss the risks identified and request suppliers’ commitment to corrective actions to manage these risks, including a commitment to improve data quality; commissioning a third-party adviser on conflict minerals to review Vodafone’s due diligence framework and to identify opportunities to improve the Company’s management systems; and participating in industry efforts to support the responsible sourcing of minerals through the CFSI, which works to validate smelters and refiners as conflict free and assists companies in making informed decisions about conflict minerals in their supply chain. For reference, Vodafone’s unique CFSI membership identity code is VODA. • • Determination As Vodafone does not directly purchase raw minerals, ores or 3TG, the Company must rely on its direct (‘Tier 1’) suppliers to gather information about smelters and refiners in its supply chain. Vodafone received CMRT responses for the year ended 31 December 2016 from all 108 in-scope suppliers (100%), compared with the year ended 31 December 2015 when all 12 (100%) in-scope suppliers provided a response. • 4 Vodafone Group Plc Conflict Minerals Report 2016

| | Year ended 31 December 2016 | | | Year ended 31 December 2015 |
|---|---|---|---|---|
| | **Vodafone Group** | **Vodafone Automotive** | **Vodafone Group (excluding Vodafone Automotive)** | **Vodafone Group** |
| Number of in-scope products | **111** | 57[3] | 54 | 60 |
| Number of in-scope suppliers | **108** | 97 | 11 | 12 |
| In-scope suppliers that provided CMRT responses (%) | **100%** | 100% | 100% | 100% |
| In-scope suppliers that have their own conflict minerals policy in place (%) | **82%** | 81% | 82% | 83% |
| In-scope suppliers that have identified all smelters supplying 3TG in their supply chain (%) | **71%** | 75% | 36% | 42% |
| Smelters and refiners identified in supplier responses to date that are on the CFSP list of known smelters (i.e. smelters that have been identified by the CFSP, but may or may not have been certified as conflict free as yet) (%)* | **64%** | 69% | 81% | 90% |
| 'Known' smelters and refiners identified by the supplier responses that are certified as CFSP-compliant (%)* | **59%** | 53% | 77% | 73% |
| Smelters and refiners that have been identified as sourcing from Covered Countries that are certified as CFSP-compliant (%)* | **57% (4 out of 7)[4]** | 57% (4 out of 7) | 57% (4 out of 7) | 100% (4 out of 4) |

3 In the case of Vodafone Automotive, products with small variations (colour, software, etc.) have been counted once in the table above. All of the components of those products have been included within the conflict minerals due diligence.

4 The seven smelters represented across 'Vodafone Group (excluding Vodafone Automotive)' and 'Vodafone Automotive' are identical, thus the total for 'Vodafone Group' is the same as that of each of the two segments. The remaining three are on the CFSP-active list and have committed to undergo a CFSP audit.

* For categories marked with an asterisk (*) the 'Vodafone Group' figure removes any duplication between 'Vodafone Group excluding Automotive' and 'Vodafone Automotive'. As such, the percentages may be lower as a total than either of the segments if calculated separately.

Vodafone Group Plc Conflict Minerals Report 2016

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Based on the RCOI enquiry and due diligence efforts described above, Vodafone has determined that some conflict minerals contained in in-scope products originated in Covered Countries. All of these were sourced from smelters that are either certified as CFSP-compliant or have committed to undergo a CFSP audit as an active supplier in the CFSP programme. As a result of the incompleteness of suppliers’ responses received so far through the Company’s on-going due diligence programme, Vodafone is unable to determine the origin of all conflict minerals contained in all of its in-scope products. Nonetheless, Vodafone has made a reasonable good faith effort to collect and evaluate the information concerning 3TG smelters and refiners on the basis of the information provided by its suppliers. Continuous improvement efforts to mitigate risk To enhance the due diligence process and further mitigate any risk that conflict minerals used in the Company’s products may benefit armed groups, Vodafone is taking the following steps: • ensuring all remaining existing supplier contracts with Vodafone Automotive are updated to include the Company’s clause on conflict minerals; engaging with suppliers with the aim of continuously improving the completeness and quality of information provided, particularly in relation to the identification of smelters and refiners and the country of origin of 3TG, and in providing CMRT information on smelters and refiners at product level; seeking commitments from suppliers to implement further improvements in relation to due diligence processes; and participating in industry efforts to address issues related to conflict minerals in supply chains, including increasing the number of smelters certified as conflict-free through the CFSP. • • • 6 Vodafone Group Plc Conflict Minerals Report 2016 As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the internationally recognised standard on which Vodafone’s system is based), we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the Conflict-Free Sourcing Initiative (‘CFSI’). The data which informs certain statements in this declaration was obtained through the Company’s membership in the CFSI, using the Reasonable Country of Origin Inquiry report for the member listed as VODA.